Exhibit (c)(9)
Confidential Summary Offering Memorandum and Bidding Procedures
March 2008

CORPORATE FINANCE
CONFIDENTIAL
Confidential Summary Offering Memorandum
Alvarez & Marsal — Corporate Finance LLC (“A&M-CF”) has been retained by Meadow Valley Corporation and its Board of Directors (the “Company”) to serve as its exclusive investment banker in connection with the pursuit of strategic alternatives, including the sale of the Company in its entirety or the sale of one or both of the Company’s ownership interests in its subsidiaries Meadow Valley Contractors, Inc., wholly owned, (“MVCI”) and Ready Mix, Inc., 69.4% owned, (RMX) (together, the “Subsidiaries”) (all of the aforementioned, the “Sales Transaction”).
The information contained in the Confidential Offering Memorandum is being furnished on a confidential basis to be used only in connection with the recipient’s consideration of the Sales Transaction referenced herein. The information contained in the Confidential Summary Offering Memorandum has been provided by the Company and its management. The sole purpose of this Confidential Summary Offering Memorandum is to assist the recipient in deciding whether to proceed with an in-depth investigation of the Company in accordance with procedures established by the Company and A&M-CF. This Confidential Summary Offering Memorandum does not purport to contain all of the information that may be required to evaluate all of the factors which would be relevant to a recipient considering entering into the Sales Transaction and any recipient hereof should conduct its own investigation and analysis. By receipt of this information, the recipient agrees that A&M-CF and its affiliates shall have no liability for any misstatement or omission or for any opinion expressed in the Confidential Summary Offering Memorandum and agrees that A&M-CF and its affiliates shall have no obligation to supplement any information or otherwise provide additional information.
A&M-CF has not independently verified any of the information contained herein. Neither the Company or any of its respective affiliates or representatives nor A&M-CF or its affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein or any other written or oral communication transmitted or made available to any recipient. The Company and A&M-CF and their respective affiliates and representatives expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom.
In addition, this Confidential Summary Offering Memorandum and / or subsequent information provided may include certain projections and forward-looking statements provided by the Company with respect to the anticipated future performance of the Company. Such projections and forward looking statements reflect various assumptions of management concerning the future performance of the Company, which assumptions may or may not prove to be correct. The actual results will vary from the anticipated results and such variations may be material. No representations or warranties are made as to the accuracy or reasonableness of such assumptions, the projections or forward looking statements.
BY RECEIPT OF THE ATTACHED MATERIAL, THE RECIPIENT AGREES THAT THE CONFIDENTIAL SUMMARY OFFERING MEMORANDUM WILL BE KEPT CONFIDENTIAL AND SHALL NOT, WITHOUT PRIOR WRITTEN CONSENT OF THE COMPANY BE DISCLOSED BY THE RECIPIENT IN ANY MANNER WHATSOEVER, IN WHOLE OR IN PART, AND SHALL NOT BE USED FOR ANY PURPOSE OTHER THAN IN CONNECTION WITH THE POTENTIAL SALES TRANSACTIONS DESCRIBED HEREIN.
The recipient shall be responsible for any breach of this confidentiality agreement by its affiliates, agents, employees and representatives. Moreover, the recipient hereby agrees to transmit the information only to its affiliates, agents, employees and representatives who need to know the information for the purpose of evaluating the referenced Sales Transaction and who are informed of the confidential nature of the information; provided, however, that nothing contained herein shall in any way restrict or impair the recipient’s right to disclose any of the information if required by applicable laws and regulations, or at the request of any bank regulatory authority, or to use, disclose, or otherwise deal with any of the information which at the time of disclosure is generally available to the public other than by reason of a breach of these confidentiality provisions, or is made available to the recipient by a third party other than in breach of confidentiality provisions known by such recipient, and / or without any restrictions on its use. Should the recipient decline to pursue the Sales Transaction, it shall return all materials supplied by A&M-CF or any of its affiliates as soon as possible and, in any event, upon request.
THE ATTACHED MATERIAL SHALL NOT BE PHOTOCOPIED, REPRODUCED, OR DISTRIBUTED TO OTHERS AT ANY TIME WITHOUT PRIOR CONSENT OF THE COMPANY, EXCEPT FOR PURPOSES PERMITTED HEREBY.
By acceptance of this Confidential Summary Offering Memorandum, the recipient acknowledges the terms of this confidentiality agreement and will be deemed to have agreed to such terms. If the recipient is not in agreement with this confidentiality agreement, it must immediately return the Confidential Offering Summary Memorandum, in its entirety including all materials supplied (and any copies or duplicates thereof), to the Company.

CORPORATE FINANCE
CONFIDENTIAL
Introduction
Meadow Valley Corporation and its Board of Directors (“MVCO” or the “Company”) have retained Alvarez & Marsal — Corporate Finance LLC (“A&M-CF”) to act as the Company’s exclusive investment banker in connection with the evaluation and pursuit of strategic alternatives, including the potential sale of the Company in its entirety or the sale of one or both of the Company’s ownership interests in its subsidiaries Meadow Valley Contractors, Inc., wholly owned, (“MVCI”) and Ready Mix, Inc., 69.4% owned, (“RMX”) (together, the “Subsidiaries”) (all of the aforementioned, the “Sale Transaction”). A&M-CF and the Company are moving rapidly to identify parties interested in pursuing a Sale Transaction and have developed this summary document to introduce the opportunity.
The Company will consider Sale Transaction structures involving the purchase of all the equity interests in the Company in its entirety, including its 69.4% ownership interest in RMX and the assumption of all the debt and other liabilities of the Company, including those of RMX. The Company will also consider separate purchase offers for its equity interests (with assumption of all liabilities) in MVCI and its 69.4% ownership interest (with assumption of all liabilities) in RMX. The Company will consider multiple forms of purchase consideration including cash, stock or some combination thereof.
If you are interested in receiving additional confidential, non-public materials concerning MVCO, please immediately execute and return the attached confidentiality agreement and provide a non-binding indication of interest no later than April 30, 2008 per the Bidding Instructions section of this document. Both documents should be transmitted to Mr. Marc Liebman via fax at 602-459-7001 or e-mail: marc.liebman@alvarezandmarsal. Preference will be given to parties that respond quickly.
Critical Dates:

Immediate:	Execute attached confidentiality agreement

Round #1:	Deadline for submitting non-binding indications of interest: April 30, 2008 (see Bidding Instructions section)

Limited access to a data room containing confidential, non-public information will be made available for the due diligence of prospective buyers that, based on their non-binding indications of interest, are selected by the Company to participate in Round #2 of the Sale Transaction process

Round #2:	Notification to bidders selected for Round #2: Week of May 5, 2008

Deadline for submitting final bids: June 18, 2008
Should you have any questions, please contact one of the members of the A&M-CF team. Please do not contact the Company or its employees.

Marc Liebman	John Guilfoy
Managing Director	Associate
(602) 522-9005	(602) 459-7056
marc.liebman@alvarezandmarsal.com	jguilfoy@alvarezandmarsal.com

CORPORATE FINANCE
CONFIDENTIAL
Bidding Instructions
In order to focus its Sales Transaction efforts, MVCO plans to limit detailed discussions to a very limited group of buyer candidates. The Company will make this selection based on its review of preliminary indications of interest, as outlined below. If you would like to be considered for further discussions with the Company please submit your indication along with an executed confidentiality agreement to:
Marc Liebman
Alvarez & Marsal — Corporate Finance
2355 East Camelback Road — Suite 805
Phoenix, Arizona 85016
marc.liebman@alvarezandmarsal.com
no later than April 30, 2008. Your indication of interest should include:
1.	Description of Business to be Purchased: Your indication should be for: (a) the purchase of all the equity interests in the Company, including its 69.4% ownership interest in RMX and the assumption of all the debt and other liabilities of the Company, including those of RMX; or (b) the purchase of all the equity interest (with assumption of all liabilities) of the Company’s wholly owned subsidiary MVCI; or (c) the purchase of the Company’s 69.4% ownership interest in RMX (with assumption of all liabilities). To the extent that your indication is structured as set forth in Section 1(a), please indicate whether you are willing to consider a transaction structure whereby you acquire only one of the Company’s Subsidiaries.

2.	Proposed Type of Transaction: Please provide in your indication for a cash purchase of all equity interests in the Company or one of its Subsidiaries as described above. Please be aware that the Company will consider offers whose form of consideration includes publicly traded stock. Please indicate whether you are willing to consider a stock or combination of cash and stock transaction, including a specific description of the effect on valuation that a stock or stock and cash consideration would entail and your proposed methodology for valuing any equity securities offered as consideration.

3.	Proposed Cash Purchase Price: Please specify the amount and nature of the purchase consideration. For indications structured as set forth in Section 1(a), please indicate the allocation of your purchase consideration separately among each of MVCI and the Company’s 69.4% ownership interest in RMX. Please be aware that the sellers will require that all purchase price consideration be paid at closing without any post-closing indemnities, purchase price adjustment, or other provisions resulting in holdbacks or post-closing purchase price adjustments.

4.	Required Approvals, Consents: Please list the approvals and consents you would require both prior to signing a definitive purchase agreement and prior to closing, beyond governmental (i.e. Hart Scott Rodino) and stockholder approval. Please be aware that speed and certainty of closing after an agreement is signed are important.

5.	Due Diligence: Please list the specific nature and scope of any further due diligence investigations, if any, that you would require. Please indicate which, if any, would be required after the signing of a definitive purchase agreement.

6.	Other Requirements: Please list any other material requirements or conditions of a transaction. Unless you specify otherwise, you will be expected to retain all employees at wage and benefit rates materially equivalent to their present status and to assume all material agreements that can be assumed, including those with distributors and suppliers.

7.	Acknowledgement: Please acknowledge that you have reviewed the Summary Confidential Information Memorandum and all publicly available information in preparing your indication of interest.

8.	Source of Financing: Please indicate your source of funding for this transaction and any financing-related conditions or contingencies which you would require in a purchase agreement. If you require outside financing, please indicate whether those arrangements have already been committed and, if not, the time needed to obtain financing. Please note that any material conditions will put you at a disadvantage.

CORPORATE FINANCE
CONFIDENTIAL
9.	Timing: Please provide an outline of the time you would require to negotiate and close the proposed transaction.
Please be aware that we do not expect these indications to be legally binding. Similarly, it is not our intention to engage in exclusive discussions until the signing of a purchase agreement, although we reserve the right to do so at any time. This communication and any responses thereto are subject to the terms and conditions of the enclosed confidentiality agreement.

CORPORATE FINANCE
CONFIDENTIAL
Company Background
Meadow Valley Corporation
MVCO, headquartered in Phoenix, Arizona, is a leading heavy highway construction company and a major producer of ready-mix concrete and associated aggregates principally in the Arizona and Nevada markets of the western United States. The common equity interests of MVCO are publicly traded on the NASDAQ Capital Market under the ticker symbol MVCO. MVCO operates its heavy highway construction business through its wholly owned subsidiary Meadow Valley Contractors, Inc. (“MVCI”). The Company operates its ready-mix concrete business and associated raw material aggregate production through its 69.4% owned subsidiary Ready Mix, Inc. (“RMX”). The minority common equity interests in RMX trade publicly on the American Stock Exchange under the ticker symbol RMX.
For the year ended December 31, 2007, the Company achieved Revenue of $205.9 million, representing a 3-year CAGR of 7.3%. During this same period, MVCO reported EBITDA[1] of $13.0 million and produced Adjusted EBITDA[2] of $15.3 million. For the year ended December 31, 2007, the Company achieved Net Income after Minority Interest of $4.1 million and Adjusted Net Income After Minority Interest[3] of $4.8 million.
Meadow Valley Contactors, Inc.
MVCI specializes in structural concrete construction and asphalt paving for major transportation projects, including highways, highway bridges and overpasses and airport runways, principally in Arizona and Nevada. MVCI is among market leaders in both Arizona and Nevada with operations in those states, respectively, generating similar amounts of MVCI revenue historically. MVCI provides general contracting services primarily to public sector clients (including the Federal Highway Administration, the Arizona Department of Transportation and the Nevada Department of Transportation); public sector clients represent a significant amount of MVCI revenue historically. MVCI self-performs a majority of its contract work and utilizes its own employees and equipment for critical construction activities while strategically engaging subcontractors to maximize productivity.

[1]	Reported EBITDA = Operating Income + Other Income + Depreciation

[2]	Includes add-back for interest expense reported as COGS ($1.1M for 2007) (such amount reported above Operating Income line) and add-back for one- time legal / fin advisory fees for re-acquisition of RMX shares ($1.1M)

[3]	Includes the after tax add-back of $0.7M related to one-time legal and financial advisory

CORPORATE FINANCE
CONFIDENTIAL
Company Background (cont’d)
Ready Mix, Inc.
RMX produces ready-mix concrete and a substantial portion of its own raw material sand and gravel aggregate products. RMX produces and sells a wide range of ready-mix concrete mixes primarily to contractors for use in commercial, residential and public works construction projects. RMX engages principally in the formulation, preparation and delivery of ready-mixed concrete to customer project sites. RMX also engages in the mining of sand and gravel aggregates from its aggregate reserve facilities, almost entirely for its own use. RMX is among market leaders in both the Las Vegas, Nevada and Phoenix, Arizona metropolitan areas with four batch plants operating in Nevada and three batch plants operating in Arizona. As of December 31, 2007, RMX operates two aggregate production facilities supplying approximately 95% of its sand and gravel requirement in Nevada. RMX operates its batch plant facilities in Arizona on or near aggregate sources. Currently, RMX delivers ready-mix concrete with a fleet of approximately 180 mixer trucks. For the year ended December 31, 2007, RMX sales to MVCI represented 2.3% of total RMX revenue.
Summary Historic Financial Information
Meadow Valley Corporation
MVCO HISTORIC INCOME STATEMENTS
($ in millions)

	For Periods Ended December 31st,
	2005	2006	2007

Revenues	$183.9	$195.5	$205.9
COGS	168.7	176.2	188.5

Gross Profit	15.2	19.3	17.4

SG&A	8.7	11.2	11.8

EBIT	6.5	8.1	5.6

Interest Income	0.6	1.0	1.6
Interest Expense	(0.4)	(0.3)	(0.2)
Other Income	0.3	0.1	0.4

Earnings Before Taxes	7.1	8.9	7.3

Provision for Income Tax	(2.6)	(3.2)	(2.6)
Minority Interest	(0.3)	(1.6)	(0.7)

Net Income	$4.2	$4.2	$4.1

Reported EBITDA[1]	$11.4	$14.1	$13.0
Interest Exp. Incl. in COGS [2]	0.7	1.0	1.1
One Time Charges [3]	—	—	1.1

Adjusted EBITDA	$12.1	$15.1	$15.3

Net Income	$4.2	$4.2	$4.1
After Tax One Time Charges [3]	—	—	$0.7

Adjusted Net Income	$4.2	$4.2	$4.8

MVCO BALANCE SHEET
($ in millions)

Dec-07

Cash	$28.1
Restricted Cash	0.3
Accounts Receivable	28.6
Other Current Assets / Inventories	5.5

Total Current Assets	62.5

Net PPE	36.2
Claim Receivable	2.5
Other Assets	0.6

Total Assets	$101.8

Notes Payable & Cap Leases	$4.2
Accounts Payable	15.3
Accrued Expenses	6.9
Billings in Excess of Cost & Earnings	11.2
Other	1.9

Total Current Liabilities	39.5

LT Notes Payable & Cap Leases	12.3
Deferred Income Taxes	2.6

Total Liabilities	54.4

Minority Interest	12.8
Total Stockholders Equity	34.5

Total Liabilities and Equity	$101.8

[1]	Reported EBITDA = Operating Income + Other Income + Depreciation

[2]	Includes add-back for interest expense reported as COGS ($1.1M for 2007) (such amount reported above Operating Income line)

[3]	Includes add-back for one-time legal / fin advisory fees for re-acquisition of RMX shares of $1.1M ($.7M after tax)

CORPORATE FINANCE
CONFIDENTIAL
Summary Historic Financial Information Cont’d
Ready Mix, Inc.

RMX HISTORIC INCOME STATEMENTS	For Periods Ended December 31st,
($ in millions)	2005	2006	2007

Revenue	$67.7	$83.6	$77.4
COGS	60.7	74.4	71.2

Gross Profit	7.1	9.2	6.2

SG&A	3.1	4.3	4.6

EBIT	3.9	4.9	1.6

Interest Income	0.2	0.4	0.4
Interest Expense	(0.2)	(0.2)	(0.1)
Other Income	0.0	0.1	0.3

Earnings Before Taxes	3.9	5.2	2.1

Provision for Income Taxes	(1.4)	(1.9)	(0.8)

Net Income	$2.5	$3.3	$1.4

Reported EBITDA [1]	$6.4	$8.4	$6.2
Interest Exp. Incl. in COGS [2]	0.4	0.6	0.7
One Time Charges [3]	—	—	0.1

Adjusted EBITDA	$6.8	$9.0	$7.1

Net Income	$2.5	$3.3	$1.4
After Tax One Time Charges [3]	—	—	0.1

Adjusted Net Income	$2.5	$3.3	$1.4

RMX BALANCE SHEET
($ in millions)

Dec-07

Cash and cash equivalents	$9.2
Accounts Receivable	7.9
Other Current Assets / Inventories	2.7

Total Current Assets	19.8

PP&E, Net	26.3
Other Assets	0.2

Total Assets	$46.3

Accounts Payable	$3.9
Accrued Liabilities	2.0
Notes Payable & Cap Leases	2.0
Other Current Liabilities	0.0

Total Current Liabilities	7.9

LT Notes & Cap Lease Payable	7.8
Deferred Tax Liability	1.3

Total Liabilities	17.1

Stockholders’ Equity	29.2

Total Liabilities & Equity	$46.3

[1]	Reported EBITDA = Operating Income + Other Income + Depreciation

[2]	Includes add-back for interest expense reported as COGS ($.7M for 2007) (such amount reported above Operating Income line)

[3]	Includes the add-back of $0.1M ($.1M after tax) related to one-time legal and financial advisory fees

CORPORATE FINANCE
CONFIDENTIAL
Investment Highlights
Well Positioned in Attractive Markets
Management believes the Company is attractively positioned in both the Arizona and Nevada markets. MVCI is a leading provider of infrastructure related construction services in Arizona and Nevada with the capability to bond over $250.0 million in projects. Management believes RMX benefits from its relative size of operations in the Arizona and Nevada markets. Both MVCI and RMX benefit from growth of their core markets as both Arizona and Nevada are expected to experience continued growth in many macroeconomic measures (including employment and population growth). Further, voters in both markets have recently approved state infrastructure spending legislation. Arizona Department of Transportation plans to spend $3.9 billion over the next five years on new / upgraded freeways, HOV lanes and traffic interchanges (Source: December 5, 2007 Maricopa Association of Governments Status Report). The Nevada Department of Transportation has $1.7 billion of projects underway in the past 3 years and $785.0 million planned for the next three years (Source: Nevada Department of Transportation 2007 Fact Book); and both markets are expected to continue to benefit from federal highway spending programs.
Significant, Profitable Backlog
MVCI’s estimated backlog as of December 31, 2207 of $172.4 million represents an all-time high for the business and based upon estimated project progress schedules, will account for approximately $128 million in revenue for 2008. Recently, on April 2, 2008, MVCO was awarded the Bruce Woodbury Beltway project in Las Vegas, Nevada with a contract amount of $56.9 million. The Beltway award is expected to begin by June 2008.

CORPORATE FINANCE
CONFIDENTIAL
Investment Highlights (CONT’D)
High Quality Asset Base with Additional Capacity
RMX produced and delivered a significant amount of ready-mix concrete and produced the related amounts of raw material sand and gravel during the fiscal year ended December 31, 2007 utilizing its portfolio of seven strategically located fixed ready-mix concrete plants, three leased aggregate facilities and fleet of 180 mixer trucks, both owned and leased. RMX owns nearly all equipment required to operate its portfolio of ready-mix plants and aggregate facilities. During the past three years, RMX has invested in excess of $16.8 million, mainly in its production and delivery asset base and aggregate reserves, which has provided significant additional capacity that Management believes will allow for production growth and reduction of per unit costs on a go-forward basis.

				Owned /	Lease
State	Location	Production Facility	Acres	Leased	Expires

Arizona	Sun City	Ready Mix	5	Leased	05/31/10
	Tolleson	Ready Mix	5	Leased	10/31/16
	Queen Creek	Ready Mix	5	Owned	—
		Sand and Aggegate (1)	15	Leased	08/30/09
	Northwest	Sand and Aggegate	40	Leased	08/27/08

Nevada	Las Vegas	Ready Mix	5	Owned	—
	North Las Vegas	Ready Mix	5	Owned	—
	Northwest Las Vegas	Ready Mix	—	Leased	—
		Sand and Aggegate	40	Leased	03/31/08

	Moapa	Ready Mix	—	Leased	—
		Sand and Aggegate	40	Leased	01/01/09

(1)	Currently not mining the site
Historic Revenue, EBITDA and Net Income Growth
MVCO has enjoyed growth during the past several years, posting Revenue, EBITDA[1], Adjusted EBITDA[2], Net Income After Minority Interest and Adjusted Net Income After Minority Interest[3] of $205.9 million, $13.0 million, $15.3 million, $4.1 million and $4.8 million, respectively, for the fiscal year ended December 31, 2007, representing three-year CAGRs of 7%, 44%, 47%, 89% and 99%, respectively.
Strong Client Base
Management believes MVCI has long-standing relationships with Arizona and Nevada public works departments and departments of transportation in various levels of municipal, county and state governments. This is evidenced by its historical win rate of 21%. Management also believes RMX enjoys strong relationships with construction contractors and sub-contractors spanning all types of construction project types, as illustrated in the graph below.

CORPORATE FINANCE
CONFIDENTIAL

1]	Reported EBITDA = Operating Income + Other Income + Depreciation

[2]	Includes add-back for interest expense reported as COGS of $1.1M (such amount reported above Operating Income line) and add-back for one-time legal / fin advisory fees for re-acquisition of RMX shares ($1.1M)

[3]	Includes the after tax add-back of $0.7M related to one-time legal and financial advisory

CORPORATE FINANCE
CONFIDENTIAL
Investment Highlights (cont’d)
Relative Size and Local Experience Create Competitive Advantages
Management believes MVCO’s wealth of experience in the Arizona and Nevada markets, its concentration on these markets and relatively larger size give it competitive advantages over other smaller, less experienced, regional players in its marketplaces. Management believes the Company has valuable experience in the operating and construction conditions in these markets, which is a key factor to winning new bids and effectively executing on work at profitable margins. The Company also offers its public sector clients a broad array of construction services not easily matched by its smaller, less experienced competitors.
Experienced Management Team and Flexible, [Non-Union Workforce]
The Company’s executive management team consists of Brad Larson, President & CEO, Ken Nelson, VP & Chief Administrative Officer, David Doty, CFO MVCO, Clint Tryon CFO RMI, and Bob Morris, President RMI. Executive Management benefits from many years of combined experience with MVCO and combined experience with various construction and building materials related entities.
Compelling Growth Potential
Management believes the Company benefits from several growth opportunities, including (i) continuing to take advantage of RMX and MVCI’s market position and strategically located footprint in the growing Arizona and Nevada markets, both of which have and are continued to experience strong population, employment and voter approved infrastructure spending growth; (ii) continuing to benefit from federal highway spending programs which are expected to create additional infrastructure spending in both Arizona and Nevada; (iii) leveraging of RMX’s recent investments in its production and delivery assets and aggregate reserves, which provides for significant additional capacity; (iv) capturing additional market-share and contracts gained through the expansion of MVCI’s bonding capacity, particularly given historic contract win-rates at 21% from 1995 through 2007 with 2007 reaching 23%; and (v) utilizing RMX and / or MVCI as platforms for potential add-on acquisitions.
Opportunities for Synergies
Management believes that a strategic acquirer could realize significant synergies through combining operations with the Company, including potentially: (i) revenue enhancement associated with potential ability to bid on larger projects due to increased scale of combined operations; (ii) revenue enhancement related to the potential increased bonding capacity of combined entity and resulting increase in amount of work bid; (iii) gross margin improvement associated with additional utilization of the Company’s assets; (iv) decreased SG&A through the removal or concentration of overlapping or redundant overhead expenditures, particularly at the corporate level and reduction or elimination of Sarbanes-Oxley related expenditures; and (v) reduced expenditures and improved pricing due to increased bargaining power vis-à-vis suppliers and customers.